

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

April 23, 2013

<u>Via E-Mail</u>
Kurt Berney, Esq.
O'Melveny & Myers LLP
37th Floor, Plaza 66, 1266 Nanjing Road West
Shanghai, 200040
People's Republic of China

> **Re:** **7 Days Group Holdings Limited**
> **Schedule 13E-3 filed March 29, 2013**
> **File No. 5-85261**

Dear Mr. Berney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. Please advise as to what consideration was given to whether three of the Rollover Shareholders, Mr. Chien Lee, Ms. Qiong Zhang, and Mr. Minjian Shi, are engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

2. Please file Exhibit A to the Interim Investors Agreement.

Summary Term Sheet, page 1

3. Throughout the proxy statement, please revise each filing person's fairness determination to refer to the unaffiliated shareholders and <u>unaffiliated</u> ADS holders of 7 Days.

Recommendation of the Board of Directors, page 8

4. Please revise to state in the summary section whether the board believes the transaction is substantively and procedurally fair.

Special Factors, page 11

Background of the Merger, page 27

5. Please revise to describe why the Investor Relations Director attended the meetings and deliberations of the special committee.

6. Please revise to disclose the intrinsic values provided by Warburg Pincus on December 22, 2012 and on January 10, 2013.

7. We note that on February 14, 2013, Warburg Pincus discussed how the special committee should "insist on a fair price in line with comparable metrics." Please revise to include any financial analysis provided by Warburg Pincus to the board, the special committee or to the financial advisor. Refer to Item 1015(a) of Regulation M-A.

8. We note that Mr. Perlman requested that he be appointed to the special committee. Please revise to briefly describe the reasons for not appointing him.

9. We note that Mr. Perlman voted against the resolutions to approve the merger because he believed that the company was undervalued. Please revise to describe the reasons why Mr. Perlman believed the company was undervalued in the merger, and please revise to summarize any financial analysis provided by Mr. Perlman to the board, the special committee or the financial advisor.

10. Refer to the discussions on September 26, 2012. Please revise to explain why the consortium was not interested in selling their Shares or ADS in any other transaction involving the company.

11. Refer to January 24, 2013 telephonic meeting. Please revise to explain why the consortium viewed the "majority of the minority" vote requirement to be a "deal breaker."

Reasons for the Merger and Recommendation of Our Board of Directors, page 44

12. Please revise to describe the board's reasons for undertaking the going private transaction at this particular time as opposed to another time in its operating history. Refer to Item 1013(c) of Regulation M-A.

13. Please revise the paragraph before the bullet points on page 45 to clarify whether you are describing the factors upon which the substantive fairness determination is based. Refer to Item 1014(b) of Regulation M-A.

14. Please refer to the fourth bullet point on page 50. Please revise to further describe the restrictions on the conduct of the company's business.

15. Please refer to the third bullet point on page 51. Please revise to explain why the Debt Financing Sources may not provide the financing, given that you have a debt commitment letter.

16. Please revise to discuss how the board considered the dissent of Mr. Perlman and the valuations of Warburg Pincus in making its fairness determination.

Opinion of the Special Committee's Financial Advisor, page 57

17. All materials prepared by J.P. Morgan in connection with its fairness opinion, including any draft fairness opinions provided to the special committee or board of directors and any summaries of presentations made to management generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. Each presentation, discussion, or report held with or presented by J.P. Morgan, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize each of these presentations, or advise us.

18. Please revise to disclose whether J.P. Morgan has consented to the summary and to the inclusion of their analyses as exhibits to the Schedule 13E-3.

Discounted Cash Flow Analysis, page 60

19. Please revise to disclose the underlying data used in the analysis. In this regard, please disclose the cash flows, terminal values, and adjustments.

20. Please revise to include the projections used by J.P. Morgan. If the projections are already disclosed on page 57 under "Certain Financial Projections," then include a cross reference.

Public Trading Multiples, page 60

21. Please revise to describe how the two companies are similar in "operations and business" to 7 Days. Please also revise to define FV as firm value.

22. Please revise to explain why a multiple range of 6.0x to 7.5x was used.

Selected Transaction Analysis, page 62

23. Please revise to identify any comparable transactions that initially met the selection criteria but which were excluded from the analysis, and if applicable, the reasons for excluding them.

Other Analyses for Informational Purposes Only, page 62

24. Please revise to identify the precedent Cayman-incorporated Chinese companies and the premiums.

Alternatives to the Merger, page 67

25. We note that you state that the board did not independently determine to initiate a process for sale and that the special committee considered other alternatives. Please specifically state whether the board considered any alternatives means to accomplish the stated purposes, including continuing as a public company, and if so describe the reasons for rejecting each alternative. Refer to Item 1013(b) of Regulation M-A.

26. We note that the special committee rejecting remaining a public company and a leveraged recapitalization because of the challenges of execution as well as the business, competitive, industry and market risks involved. In addition, we note that the special committee rejected a scheme of arrangement, tender offer, odd-lot offer, or reverse stock split because the special committee believed that the merger was the most direct and least confusing option to unaffiliated security holders. Please revise to further describe the reasons for the special committee's rejection of each alternative.

Related Party Transactions, page 77

27. Please revise to describe the related party transactions in the proxy statement, rather than incorporating information from the Form 20-F. Please revise to update the information, as applicable.

Certain Material U.S. Federal Income Tax Consequences, page 79

28. Please revise to describe the federal tax consequences to the issuer and the filing persons. Refer to Item 1013(d) of Regulation M-A.

Selected Historical Financial Information, page 120

29. Please revise to update this information for the fiscal year ended December 31, 2012.

Security Ownership of Certain Beneficial Owners, page 124

30. Please revise to include beneficial ownership information after the merger is consummated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions